UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Four Seasons Hotels Inc.

(Name of Issuer)

Limited Voting Shares

(Title of Class of Securities)

35100E104

(CUSIP Number)

Christopher E. Austin, Esq. Michael A. Gerstenzang, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, NY 10006 (212) 225-2000	Laurie Smiley, Esq. Irene Song, Esq. Cascade Investment, L.L.C. 2365 Carillon Point Kirkland, WA 98033 (425) 889-7900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 27, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 35100E104	13D/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) William H. Gates III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER 715,850*
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,984,150*
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 715,850*
WITH	10	SHARED DISPOSITIVE POWER 1,984,150*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,700,000*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2%
14	TYPE OF REPORTING PERSON IN

* All Limited Voting Shares held by Cascade Investment, L.L.C. (“Cascade”) may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade. For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all Limited Voting Shares held by the Bill & Melinda Gates Foundation Trust (the “Foundation”) may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as Co-Trustees of the Foundation. Michael Larson, the Business Manager of Cascade, has voting and investment power with respect to the Limited Voting Shares held by Cascade. In addition, Mr. Larson acts with investment discretion for Mr. and Mrs. Gates, as Co-Trustees of the Foundation, in respect of the Limited Voting Shares owned by the Foundation. Mr. Larson disclaims any beneficial ownership of the Limited Voting Shares beneficially owned by Cascade, the Foundation or Mr. and Mrs. Gates.

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CUSIP No. 35100E104	13D/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Melinda French Gates
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,984,150*
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER 1,984,150*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,984,150*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON IN

* For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all Limited Voting Shares held by the Bill & Melinda Gates Foundation Trust (the “Foundation”) may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as Co-Trustees of the Foundation. Michael Larson acts with investment discretion for Mr. and Mrs. Gates, as Co-Trustees of the Foundation, in respect of the Limited Voting Shares owned by the Foundation. Mr. Larson disclaims any beneficial ownership of the Limited Voting Shares beneficially owned by the Foundation or Mr. and Mrs. Gates.

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CUSIP No. 35100E104	13D/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bill & Melinda Gates Foundation Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Washington
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,984,150*
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER 1,984,150*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,984,150*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON OO

* For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all Limited Voting Shares held by the Bill & Melinda Gates Foundation Trust (the “Foundation”) may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as Co-Trustees of the Foundation. Michael Larson acts with investment discretion for Mr. and Mrs. Gates, as Co-Trustees of the Foundation, in respect of the Limited Voting Shares owned by the Foundation. Mr. Larson disclaims any beneficial ownership of the Limited Voting Shares beneficially owned by the Foundation or Mr. and Mrs. Gates.

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CUSIP No. 35100E104	13D/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cascade Investment, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Washington
NUMBER OF SHARES	7	SOLE VOTING POWER 715,850
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 715,850
WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 715,850
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%
14	TYPE OF REPORTING PERSON OO

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This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D amends and supplements the statement on Schedule 13D originally filed on November 6, 2006 (the “Schedule 13D”) with respect to the Limited Voting Shares of Four Seasons Hotels Inc. (the “Issuer”), a Canadian corporation. The principal executive offices of the Issuer are located at 1165 Leslie Street, Toronto, Ontario, Canada A6 M3C 2K8. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response set forth in Item 6 of the Schedule 13D is hereby amended by adding to the end of Item 6 the following:

On December 27, 2006, the Investors amended the Funding and Cooperation Agreement to provide that the Funding and Cooperation Agreement terminates on January 19, 2007 (unless an acquisition agreement is executed and delivered on or before such date). The Amendment No. 1 to the Funding and Cooperation Agreement is filed as Exhibit 99.6 to this Schedule 13D and is incorporated herein by reference.

Item 7.	Material to be filed as Exhibits.

The response set forth in Item 7 of the Schedule 13D is hereby amended by adding to the end of Item 7 the following:

99.6      Amendment No. 1 to the Funding and Cooperation Agreement.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 29, 2006

CASCADE INVESTMENT, L.L.C.
By: /s/ Michael Larson
Name: Michael Larson
Title: Business Manager

BILL & MELINDA GATES FOUNDATION
By: /s/ Michael Larson
Name: Michael Larson
Title:	Attorney-in-fact for each of the Co-Trustees, William H. Gates III and Melinda French Gates

WILLIAM H. GATES III
By: /s/ Michael Larson
Name: Michael Larson
Title: Attorney-in-fact

MELINDA FRENCH GATES
By: /s/ Michael Larson
Name: Michael Larson
Title: Attorney-in-fact

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